UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

FUND.COM INC.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
360769301
(CUSIP Number)
May 28, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1297544.3

SCHEDULE 13G

CUSIP No.	360769301

1	Names of Reporting Persons
Omar Nassar
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
62,934
	6	Shared Voting Power
0
	7	Sole Dispositive Power
62,934
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
62,934
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.34%*
12	Type of Reporting Person (See Instructions)
IN

*Based on the August 8, 2018 Motion, and August 30, 2018 Order, to Equitably Disallow Non-Publicly Traded, Including Unexchanged, Class A Shares in the Court of Chancery of the State of Delaware, Case No. 12843-VCL.

Item 1.

(a) Name of Issuer:

FUND.COM INC. (the “Issuer”)

(b)Address of Issuer’s Principal Executive Offices:

767 Third Avenue, 25th Floor

New York, NY 10017

Item 2.

(a)Name of Person Filing:

Omar Nassar

(b)Address of Principal Business Office or, if None, Residence:

425 W. Beech St. Unit 418

San Diego, California 92101

(c)Citizenship:

United States

(d)Title and Class of Securities:

Common Stock, Par Value $.01 Per Share

(e)CUSIP No.:360769301

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[_]Broker or dealer registered under Section 15 of the Act;

(b)[_]Bank as defined in Section 3(a)(6) of the Act;

(c)[_]Insurance company as defined in Section 3(a)(19) of the Act;

(d)[_]Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)[_]An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)[_]An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)[_]A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)[_]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[_]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)[_]A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)[_]Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

____

Item 4.Ownership

(a)Amount Beneficially Owned:

62,934 shares

(b)Percent of Class:

9.34%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote:

62,934 shares

(ii)Shared power to vote or to direct the vote:

0 shares

(iii)Sole power to dispose or to direct the disposition of:

62,934 shares

(iv)Shared power to dispose or to direct the disposition of:

0 shares

Item 5.Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.Identification and classification of members of the group.

Not applicable

Item 9.Notice of Dissolution of Group.

Not applicable

Item 10.Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

/s/ Omar Nassar

Omar Nassar